GABELLI ETFs TRUST

One Corporate Center

Rye, New York 10580-1422

January 12, 2026

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Gabelli ETFs Trust (the “Registrant”) Registration Statement on Form N-14 (File No. 333-292181)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Registrant hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registrant’s registration statement on Form N-14 (File No. 333-292181) (the “Registration Statement”), which was filed on December 16, 2025 (Accession No. 0001999371-25-020449) in connection with the reorganization of the Gabelli Media Mogul Fund, a series of Gabelli Innovations Trust, into the Gabelli Opportunities in Live and Sports ETF, a series of the Registrant.

The Registrant is withdrawing the Registration Statement because it was filed on EDGAR using the incorrect target fund series IDs. The Registrant will subsequently file a new registration statement on Form N-14 using the correct target fund series ID.

The Registration Statement has not yet been declared effective and no securities have been sold in connection with the offering described in the Registration Statement. The Registrant believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477.

If you have any questions regarding the foregoing application for withdrawal, please contact our counsel, Thomas D. Peeney of Paul Hastings LLP, at (212) 318-6095.

Sincerely,

/s/ John C. Ball
John C. Ball
President and Treasurer

CC:	Michael R. Rosella, Esq., Paul Hastings LLP Thomas D. Peeney, Esq., Paul Hastings LLP